Mr. Mark S. Webb

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Yadkin Valley Financial Corporation

Registration Statement on Form S-3

Response dated December 6, 2012

File No. 333-185058

Dear Mr. Webb:

This letter is provided on behalf of Yadkin Valley Financial Corporation (the “Company,” “Yadkin,” “we,” or “our”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) dated December 10, 2012 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”) filed November 20, 2012, File No. 333-185058. This letter is being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Commission’s comments below, followed by the corresponding responses of Yadkin.

Comment Letter dated December 10, 2012

Registration Statement on Form S-3

General

1.	We note your response to comment 1 of our letter dated November 26, 2012. We do not agree that the subsequent repayment of the preferred stock dividends has resulted in your compliance with General Instruction 1.A.5(a) of Form S-3. Because you are not currently eligible to file on Form S-3 pursuant to 1.A.5(a), we have not addressed your analysis with respect to General Instructions 1.B.1 or 3. Please amend on a form you are eligible to use.

Response to Comment 1:

We have amended the registration statement to Form S-1 for the registration of the securities, which is being filed with the Commission electronically via EDGAR.

Selling Securityholders, page 22

2.	Please revise to identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered by the entities discussed in footnote 7 on page 28.

Mr. Mark Webb

Securities and Exchange Commission

Response to Comment 2:

Footnote 7 on page 28 of the registration statement has been revised to identify the natural persons who exercise shared voting and dispositive power over the securities offered by the entities referenced in footnote 7.

3.	Please advise the staff whether any of the entities defined as the SOAM Investment funds, as described in footnote 18 on page 29, are broker-dealers or affiliates, as defined by Rule 405, of broker-dealers. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments. In addition, please confirm that, other than as listed in the registration statement, none of the other selling securityholders is a broker-dealer or an affiliate of a broker-dealer.

Response to Comment 3:

Each of the SOAM investment funds has indicated that it is not a broker-dealer or an affiliate of a broker-dealer. Other than as listed in the registration statement, none of the other selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

4.	If any of the selling securityholders discussed in footnote 18 are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	Purchased the securities in the ordinary course of business; and
•	At the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly. We may have further comment.

Response to Comment 4:

As noted above in response to Comment 3, each of the SOAM investment funds has indicated that it is not an affiliate of a broker-dealer.

5.	For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold. In particular, please revise your disclosure on page 29 to state that KBW is an underwriter of the securities, instead of that they may be deemed to be an underwriter.

Response to Comment 5:

We have removed the securities held by KBW from the registration statement.

Mr. Mark Webb

Securities and Exchange Commission

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments related to our responses, please contact me at (336) 768-1161 or Nikki Lee of Nelson Mullins Riley & Scarborough LLP at (864) 250-2367.

Sincerely,

/s/ Jan H. Hollar
Jan H. Hollar Chief Financial Officer (Principal Accounting Officer)

cc:	Neil Grayson, Nelson Mullins Riley & Scarborough LLP

Nikki Lee, Nelson Mullins Riley & Scarborough LLP